CODE OF CONDUCT

Statement of Standards

Desert Sun Mining Corp. is committed to operating in accordance with the best standards of professional and business ethics. The Company has the responsibility to protect and enhance its value to its shareholders through responsible management.

Every staff member acting on behalf of Desert Sun represents the Company and is expected to act responsibly and in a manner which will reflect the Company’s dedication to honesty, integrity and reliability, and enhance the Company’s reputation for performance of its obligations.

Any staff member who is aware of any contravention of this Code of Conduct is expected to report the matter promptly. This code details the specific terms of the Company’s commitment to uphold high moral and ethical standards and to specify the basic norms of behavior for those conducting its business.

1.

Compliance with the Law

The Company and staff acting on its behalf shall comply with the lawful requirements which apply to the Company in any jurisdiction where it carries on business.

2.

Health and Environment

It is the Company’s policy that it will conduct its business with regard for the protection of human health and sensitivity for the environment, including compliance with local environmental standards and legal requirements. It is the policy of Desert Sun to maintain safe working conditions, comply with health and safety legislation, maintain equipment and premises in safe condition, and ensure that all staff members comply with safety procedures acceptable to the authorities in the particular countries of operation.

The Company’s policy concerning the work environment prohibits the use of alcohol, illegal drugs and other illegal substances in the work place, as well as the use of such substances off the work site that would adversely affect job performance and affect health and safety.

3.

Personal Gain

Staff members shall not use their employment status to obtain personal gain or benefit from other staff members or from those doing or seeking to do business with the Company.

4.

Dealing with Others

All dealings between staff acting for the Company and public officials and other persons must be conducted in a manner that will not compromise the integrity or question the reputation of any public official or other person, the staff member or the Company.

5.

Conflicts of Interest

The Company requires that staff members avoid all situations in which their personal interests conflict or might appear to conflict with their duties with the Company. Staff members should avoid acquiring any interests in or participating in any activities that would tend to:

5.1.1

Deprive the Company of the time or attention required to perform their duties properly; or

5.1.2

Create a distraction that might affect their judgment or ability to act solely in the Company’s best interests.

Staff members are prohibited from using or disclosing any information about Desert Sun or any of its subsidiary or associated companies for personal gain or at the expense of the Company.

Staff members shall disclose to their supervisors in writing all business, commercial, and financial interests or activities where such an interest or activity might reasonably be regarded as creating an actual or potential conflict with the duties of their employment. Every staff member of the Company who is charged with managerial or supervisory responsibility is required to see that actions taken and decisions made within their jurisdiction are free from the influence of any interest that might reasonably be regarded as conflicting with those of the Company.

6.

Company Property

The Company’s assets are not intended for personal use, and any such use requires written authorization from the President, Vice President, Exploration, or Chief Financial Officer.

All transactions relating to the Company and its assets and liabilities are to be recorded on a timely basis.

7.

Confidentiality

Unless already published or in the public domain, all confidential information including, but not limited to, records, reports, papers, plans and other information of Desert Sun and all subsidiary and affiliated companies, is to be regarded as confidential. Staff members are prohibited, either during or after termination of employment, from revealing such information without proper authorization.

Inside information obtained as a result of the individuals’ employment shall not be removed, disclosed to others nor used for personal financial gain.

8.

Work Environment

The Company must provide conditions of employment and management practices that will earn and support superior performance by its staff members. Each individual’s contribution must be respected and appropriately rewarded. All staff members must be given every reasonable opportunity to grow and advance to the full extent of their abilities.

Staff members are expected to support and promote the Company policy of providing a work environment in which individuals are treated with respect, provided with equality of opportunity based on merit and kept free of all forms of discrimination. Discrimination will not be tolerated at any level in the Company or in any element of the employment relationship. This includes areas such as recruitment, promotion, training, salary, benefits and terminations. Staff members are to be treated as individuals and given opportunities based on merit and abilities.

Differences such as age, race, sex, colour, religion, political belief, marital or family status and physical limitations are to be respected. Staff members can expect to have their dignity honoured and their rights protected. Staff members are entitled to freedom from sexual and all other forms of personal harassment and are expected to sustain an environment that encourages personal respect.

==========================================================

I hereby acknowledge receiving a copy of the Code of Conduct, and have read and understood its contents. Any questions relating to the Code have been answered to my satisfaction by management. I agree to comply with the standards set out in the Code.

SIGNATURE :

_____________________

NAME :

_____________________

DATE :

_____________________

==========================================================